Exhibit 99.3

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

Brussels, April 27, 2004

To the holders of Delhaize Group
American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with an Ordinary General Meeting of Shareholders to be held on Thursday, May 27, 2004, at 3:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

Delhaize Group’s depositary, The Bank of New York, has fixed the close of business on April 20, 2004 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote at the meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote at, the meeting.

Under Belgian law, Delhaize Group must hold an Ordinary General Meeting within six months after the close of its financial year. At the Ordinary General Meeting to be held on May 27, 2004, Delhaize Group’s shareholders will consider and vote on the points on the agenda as further detailed in the enclosed information statement.

Belgian law does not require a quorum for the Ordinary General Meeting. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group shares present or represented at the meeting.

You can validly express the vote attached to your ADSs at the May 27 meeting by following the procedures specified in a separate notice by Delhaize Group’s depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250, ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-610-382-7836 for international calls.

Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group
Ordinary General Meeting of Shareholders
May 27, 2004

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2003		3
2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2003		3
3.	Presentation of the Consolidated Annual Accounts as of December 31, 2003		3
4.	Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2003, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.00 per Ordinary Share		4
5.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2003		5
6.	Proposal to Revise Compensation of Directors		5
7.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2003		5
8.	Renewal of Terms and Appointment of Directors		6
	8.1	Proposal to renew the term of Baron Gui de Vaucleroy for a period of one year	6
	8.2	Proposal to renew the term of Count Goblet d’Alviella for a period of three years	6
	8.3	Proposal to renew the term of Robert J. Murray for a period of three years	7
	8.4	Proposal to appoint Dr. William L. Roper for a period of three years	7
	8.5	Proposal to appoint Edward Neville Isdell for a period of three years	7
9.	Proposals to Designate Each of the Directors Listed Below as Independent under Belgian Law
	9.1	Edgar-Charles de Cooman d’Herlinckhove	8
	9.2	Count Arnoud de Pret Roose de Calesberg	8
	9.3	Baron Georges Jacobs	9
	9.4	Didier Smits	9
	9.5	Philippe Stroobant	9
	9.6	Frans Vreys	9
	9.7	Baron Gui de Vaucleroy	9
	9.8	Count Richard Goblet d’Alviella	9
	9.9	Robert J. Murray	10
	9.10	Edward Neville Isdell	10
	9.11	Dr. William L. Roper	10
10.	Proposal to Approve Accelerated Vesting of Certain Stock Options and a Right to Redemption by Holders of Certain Convertible Bonds upon a Change of Control		10

Delhaize Group
Ordinary General Meeting of Shareholders
May 27, 2004

Information Statement

Item (1)

Presentation of the Management Report of the Board of Directors
for the Financial Year Ended December 31, 2003

Annually the Board of Directors prepares, according to Belgian law, a management report on Delhaize Group SA (also called the “Company” herein). No later than one month before the date of the Ordinary General Meeting, the Board of Directors provides the management report to Delhaize Group’s statutory auditor, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the annual report enclosed herewith, the following chapters of the annual report collectively constitute the Board of Directors’ management report: Business Review, Financial Review, Additional Information and Corporate Governance.

The management report of the Board of Directors will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the management report.

Item (2)

Presentation of the Report of the Statutory Auditor
for the Financial Year Ended December 31, 2003

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the benefit of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated and consolidated accounts of Delhaize Group for the year ended December 31, 2003 and (ii) stated that the management report of the Board of Directors includes the information required by law and agrees with the consolidated financial statements. The report of the statutory auditor on the consolidated accounts is reproduced in the glossy annual report, enclosed herewith.

The report of the statutory auditor will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the report of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts
as of December 31, 2003

The consolidated annual accounts and the results of Delhaize Group as of December 31, 2003 will be presented and discussed at the Ordinary General Meeting. Belgian law requires shareholder approval of the non-consolidated annual accounts but not of the consolidated annual accounts.

No vote is required on the consolidated annual accounts as of December 31, 2003.

Item (4)

Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2003, including the Appropriation of Available Profits, and
Approve the Distribution of a Gross Dividend of EUR 1.00 (one) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the Ordinary General Meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2003	81,592
Profit carried forward from previous years	75,088
Total available profit	156,680
Profit to carry forward	(63,240)
Transfer to legal reserve	(12)
Gross dividend of EUR 1.00 per ordinary share	(92,738)
Directors share of profit	(690)

As indicated in the table above, at the Ordinary General Meeting, the Board of Directors will propose the payment of a gross dividend of EUR 1.00 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 10, 2004, will therefore amount to EUR 92.7 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 42 attached, between the date of adoption of the annual accounts by the Board of Directors, which was March 10, 2004, and the date of their proposed approval by the Ordinary General Meeting of May 27, 2004.

The Board of Directors will communicate at the Ordinary General Meeting of May 27, 2004, the aggregate number of shares entitled to the 2003 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2003 will be modified accordingly. The maximum number of shares which could be issued between March 10, 2004, and May 27, 2004, assuming that all vested options and warrants were to be exercised, is 2,383,110. This would result in an increase in the dividend to be distributed, and the corresponding decrease in profit carried forward would be EUR 2.4 million.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge Liability of the Directors for
the Financial Year Ended December 31, 2003

Under Belgian law, after approval of the annual non-consolidated accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board of Directors contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Revise Compensation of Directors

The articles of association of Delhaize Group were amended at the Extraordinary General Meeting of May 2003 to add clarity and provide more flexibility in respect of the compensation of directors.

In accordance with the Company’s articles of association, the Board of Directors proposes that the Company pay, starting with financial year 2004, (i) to the directors (other than the Chairman of the Board) as compensation for their positions as directors and as a member of any Committee of the Board of Directors, as applicable, an amount of up to EUR 70,000 per year per director, increased with an additional amount of up to EUR 10,000 per year for each Chairman of any standing Committee of the Board of Directors, and (ii) to the Chairman of the Board, an amount up to EUR 140,000 per year (inclusive of any amount due as Chairman of any standing Committee).

The specific amount to be distributed to each director shall be decided by the Board of Directors, within the limits set forth by the shareholders.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Discharge Liability of the Statutory Auditor for
the Financial Year Ended December 31, 2003

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (8)

Renewal of Terms and Appointment of Directors

Under Belgian law, directors are elected by majority vote at the Ordinary General Meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board of Directors for the terms proposed. Each nominee, other than Edward Neville Isdell, is currently a director of the Company. Each nominee for director has indicated that he is willing and able to serve as a director if elected. The Board of Directors unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

8.1	Proposal to renew the term of Baron Gui de Vaucleroy (70) as a director for a period of one year that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004.

Baron de Vaucleroy has been Chairman of the Board of Delhaize Group since January 1, 1999. Baron de Vaucleroy has served Delhaize Group for 44 years. He joined the Company’s financial department in 1960 and was appointed a member of the Executive Committee in 1968, of which he became Vice President in 1984. From 1990 to 1998, Baron de Vaucleroy served as President and Chief Executive Officer of Delhaize Group, and thereafter became Chairman of the Board. He is Director of the Belgian listed financial companies Almanij and Compagnie Mobilière et Foncière du Bois Sauvage. Baron de Vaucleroy is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. He served also as Chairman of the Belgian retail federation Fedis. Baron de Vaucleroy obtained his Doctor at Laws and Master’s degree in Economic Sciences from the University of Louvain, Belgium.

If Baron de Vaucleroy is elected, he will retire as Chairman and Director of Delhaize Group on December 31, 2004. The Board of Directors has decided that on January 1, 2005, Baron Georges Jacobs will succeed Gui de Vaucleroy as Chairman of Delhaize Group, if Baron de Vaucleroy is elected.

8.2	Proposal to renew the term of Count Goblet d’Alviella (54) as a director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

Count Goblet d’ Alviella has been the Chief Executive Officer of Sofina S.A., a Belgian financial holding company, since 1989. Count Goblet d’Alviella is a member of the board of directors of Sofina as well as a number of the companies in which Sofina has interests or is affiliated, such as Tractebel, Azeo, Danone Asia, Société Européenne des Satellites and ADSB Communications (Belgacom). Prior to joining Sofina, Count Goblet d’Alviella was a Managing Director of the Paine Webber Group, and he has a 15-year background in international investment banking in London and New York. Count Goblet d’Alviella holds a Commercial Engineer’s degree from Université Libre de Bruxelles, Brussels, and a Master’s degree in business administration from Harvard Business School. Count Goblet d’Alviella was elected to the Board of Directors in May 2001.

8.3	Proposal to renew the term of Robert J. Murray (61) as a director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

Mr. Murray is the Chairman of the Audit Committee of Delhaize Group. He has been Chairman of the Board, President and Chief Executive Officer of New England Business Service, Inc. since 1995. Mr. Murray has been a director of New England Business Service, Inc. since 1991. From 1997 to 2001, Mr. Murray was a member of the board of directors of Hannaford. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. From 1991 until his retirement in 1995, Mr. Murray was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation and Allmerica Financial Corporation. Mr. Murray is a graduate of Boston College and holds a Master’s degree in business administration from Northeastern University. Mr. Murray was elected to the Board of Directors in May 2001.

8.4	Proposal to appoint Dr. William Roper (55) as a director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006

Dr. Roper is Dean of the School of Public Health at the University of North Carolina at Chapel Hill, one of the leading schools in this field in the U.S. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center. Dr. Roper was appointed as director by the Board to fill the remaining term of Mr. Bill McCanless, who resigned as director as of July 31, 2003. In compliance with Belgian law, Dr. Roper’s appointment by the Board has been proposed for confirmation until this general meeting at the extraordinary general meeting of April 30, 2004.

8.5	Proposal to appoint Edward Neville Isdell (60) as a director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006

Mr. Isdell is the former President Greater Europe Group of The Coca-Cola Company and the former Vice Chairman and Chief Executive Officer of Coca-Cola HBC, one of the largest Coca-Cola bottlers operating in 26 countries. Currently, Mr. Isdell also serves on the board of directors of Scottish & Newcastle Breweries and is the Chairman of the CIES (The Food Business Forum) Committee for the organization of “The World Food Business Summit”. He is also Chairman of his own private investment company. Mr. Isdell holds a Bachelor’s degree in Social Sciences from the University of Cape Town, South Africa and attended the Program for Management Development at the Harvard Business School.

Item (9)

Independence of Directors

The recent corporate governance reforms in Belgium and the United States have introduced new regulations relating to the independence of directors.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as Delhaize Group) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board of Directors has affirmatively determined that each director listed below has no material relationship with the Company, other than as a director of the Company, and is otherwise independent as such term is defined under NYSE listing standards.

For directors to be independent within the meaning of the Belgian law, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•	Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

•	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•	even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•	A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement will not apply to the appointment of the first independent directors of the Company.

•	A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board of Directors unanimously recommends that the shareholders designate all directors other than Chief Executive Officer Pierre-Olivier Beckers as meeting the independence criteria under the new Belgian law on corporate governance.

9.1	Proposal to acknowledge that Edgar-Charles de Cooman d’Herlinckhove satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Baron de Cooman d’Herlinckhove earned a law degree and a Master’s degree in economic sciences from U.C.L. and joined Delhaize Group in 1960. In 1968, he became a member of the Executive Committee and was successively appointed Executive Director responsible for the supermarket division, purchasing of grocery and fresh products, distribution centers and information technology. Baron de Cooman d’Herlinckhove retired in 1995 and acted as a strategic consultant for Delhaize Group until 1998. In 1998, he became a non-executive director of the Company.

9.2	Proposal to acknowledge that Count Arnoud de Pret Roose de Calesberg satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

From 1991 to 2000, Count de Pret was a member of the Executive Committee and Chief Financial Officer of the Belgian metals company Umicore. He continues as a non-executive Board member of Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical company UCB. Currently, Count de Pret is a member of the Board of Directors of Interbrew, the Belgian brewery company. Count de Pret earned his degree in commercial engineering at V.C.L.-Louvain, Belgium and Credit Course Morgan Guaranty in New York, U.S.A. Count de Pret was elected to the Board of Directors of Delhaize Group in May 2002.

9.3	Proposal to acknowledge that Baron Georges Jacobs satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Since 1987, Baron Jacobs has served as Chairman of the Executive Committee of the Belgian pharmaceutical and chemical company UCB Group. He also serves on the Board of Directors of UCB, Bekaert, Spadel and SN Brussels Airlines. Baron Jacobs is President of UNICE (Union of Industrial and Employers’ Confederations of Europe) and is a member of the Management Committee and Honorary Chairman of the Federation of Belgian Enterprises. Baron Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.). Baron Jacobs was elected to the Board of Directors of Delhaize Group in 2003.

9.4	Proposal to acknowledge that Didier Smits satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels. In 1996, he was elected Director of Delhaize Group and he still serves as a non-executive director of Delhaize Group. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. In 1991, Mr. Smits became Managing Director of Papeteries Aubry SPRL.

9.5	Proposal to acknowledge that Philippe Stroobant satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Philippe Stroobant received a Bachelor’s degree in economics and a Master’s degree in commercial affairs at I.C.H.E.C. in Brussels. He joined Delhaize Group in 1980 and successively became responsible for the beverages department, member of the Executive Committee, Vice President of the Executive Committee and Chairman of the Management Committee of Delhaize Belgium. In 1990, he was elected Director of Delhaize Group. On January 1, 1998, Mr. Stroobant left Delhaize Group as manager and in the same year was elected Chairman of Fost Plus, which position he held until 2001.

9.6	Proposal to acknowledge that Frans Vreys satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Frans Vreys earned a degree in commercial and financial Sciences at K.U. Leuven. From 1955 to 1994, Mr. Vreys worked for Cobepa, of which he became director and a member of the Management Board. In 1982, he was elected Director of Delhaize Group. In 1995, he became Chairman of the Board of Directors of Delhaize Group. On January 1, 1999, Mr. Vreys, who reached the age limit of the Chairmanship of the Board of Directors, resigned as Chairman of the Board. He still serves as a non-executive director of Delhaize Group. Mr. Vreys also serves as a director of Assubel and Sydes.

9.7	Proposal to acknowledge that Baron Gui de Vaucleroy satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Baron de Vaucleroy’s biographical information is provided above.

9.8	Proposal to acknowledge that Count Richard Goblet d’Alviella satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Count Goblet d’Alviella’s biographical information is set forth above.

9.9	Proposal to acknowledge that Robert J. Murray satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Mr. Murray’s biographical information is provided above.

9.10	Proposal to acknowledge that Edward Neville Isdell satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Mr. Isdell’s biographical information is provided above.

9.11	Proposal to acknowledge that Dr. William L. Roper satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Belgian Company Code, and appoint him as independent director

Mr. Roper’s biographical information is provided above.

Item (10)

Proposal to Approve Accelerated Vesting of Certain Stock Options and
a Right to Redemption by Holders of Certain Convertible Bonds Upon a Change of Control

Consistent with past practices, the Board of Directors intends to issue stock options for management employees of non-U.S. operating companies of the Delhaize group, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of a stock option plan. One of the provisions of the plan will provide that, in the event of a change of control over the Company, the beneficiaries will have the right to acquire prematurely shares of the Company.

Furthermore, according to the relevant documentation relating to the convertible bonds issued by the Company in the course of 2004 for an amount of EUR 300 million, the holders of such convertible bonds would have the right to redeem their bonds in the event of a public offer on the Company.

In order to be enforceable, Article 556 of the Belgian Company Code requires that these provisions be approved by the shareholders.

The Board of Directors unanimously recommends that the shareholders approve these provisions.

Annex to Exhibit 99.3

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

Agenda of the Ordinary General Meeting to be held at the registered office of the company on May 27, 2004 at 3:00 p.m.

1.	Management report of the board of directors on the financial year ended December 31, 2003.

2.	Report of the statutory auditor on the financial year ended December 31, 2003.

3.	Communication of the consolidated annual accounts as of December 31, 2003.

4.	Approval of the annual accounts as of December 31, 2003.

Proposed resolution: approve the annual accounts as of December 31, 2003, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.00 per share.

5.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of the directors for the financial year ended December 31, 2003.

6.	Compensation of the directors.

Proposed resolution: Proposal to provide, as from the year 2004, (i) to the Directors in compensation for their positions as Directors and as a member of any Committee of the Board, an amount of up to EUR 70,000 per year per Director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing Committee of the Board, and (ii) to the Chairman of the Board, an amount up to EUR 140,000 per year (inclusive of any amount due as Chairman of any Standing Committee). The amount to be distributed to each Director shall be decided by the Board of Directors, taking into account the rule set forth in the preceding sentence.

7.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2003.

8.	Renewal and appointment of directors.

8.1	Proposed resolution: renew the mandate of Baron Gui de Vaucleroy as director for a period of one year that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004.

8.2	Proposed resolution: renew the mandate of Count Goblet d’Alviella as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.3	Proposed resolution: renew the mandate of Mr. Robert J. Murray as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.4	Proposed resolution: appoint Dr. William L. Roper as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.5	Proposed resolution: appoint Mr. Edward Neville Isdell as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

9.	Independent directors.

9.1	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron de Cooman d’Herlinckhove, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.2	Proposed resolution: upon proposal of the Board of directors, acknowledge that Count de Pret Roose de Calesberg, appointed as director by the ordinary general meeting held on May 2002 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.3	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron Georges Jacobs, appointed as director by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.4	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Didier Smits, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.5	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Philippe Stroobant, appointed as director for the last time by the ordinary general meeting held on May 2002 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.6	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Frans Vreys, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

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9.7	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron Gui de Vaucleroy, whose mandate has been renewed by this ordinary general meeting for a period of one year that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.8	Proposed resolution: upon proposal of the Board of directors, acknowledge that Count Goblet d’Alviella, whose mandate has been renewed by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.9	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Robert J. Murray, whose mandate has been renewed by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.10	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Edward Neville Isdell, appointed as director by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.11	Proposed resolution: upon proposal of the Board of directors, acknowledge that Dr. William L. Roper, appointed as director by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

10.	Pursuant to Article 556 of the Company Code, approval of (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company should approve in the course of 2004 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision granting to the holders of the convertible bonds issued by the company in the course of 2004 for an amount of EUR 300 million the right to redeem the bonds in the event of a public offer on the company, as provided in the relevant documentation relating to such convertible bonds.

Proposed resolution: approve, pursuant to Article 556 of the Company Code, (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company should approve in the course of 2004 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision granting to the holders of the convertible bonds issued by the company in the course of 2004 for an amount of EUR 300 million the right to redeem the bonds in the event of a public offer on the company, as provided in the relevant documentation relating to such convertible bonds.

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